February 12, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Inogen, Inc.

Registration Statement on Form S-1 (File No. 333-192605)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters (the “Underwriters”), hereby join in the request of Inogen, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective Wednesday, February 12, 2014, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from February 4, 2014 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated February 4, 2014:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	3,652

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC Acting severally on behalf of itself and the several Underwriters

By:	/s/ Karen Flaherty
Name:	Karen Flaherty
Title:	Executive Director